UNI
SECURITIES AND E
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09055560

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PROCESSED
MAR 04 2009
THOMSON REUTERS

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23742

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: C.E. Gaye & Sons Securities Ltd.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Jackson Ave., Suite 206
(No. and Street)

Syosset (City) NY (State) 11791 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DonAngelo and Associates, CPA's PC
(Name – *if individual, state last, first, middle name*)

150 Broad Hollow Rd. (Address) Melville (City) NY (State) 11747 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing
Section
FEB 24 2009
Washington, DC
111

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher E. Gaye, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C.E. Gaye & Sons Securities Ltd., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

KAREN M. CAPOBIANCO
Notary Public, State of New York
No. 01CA6103102
Qualified in Nassau County
Commission Expires December 15, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ Report on Internal Control required by SEC Rule 17A5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Don Angelo and Associates, CPA's P.C.
150 BroadHollow Road, Suite PH01
Melville, New York 11747
631 629 4340 Fax 631 629 4339

INDEPENDENT AUDITOR'S REPORT

C. E. Gaye & Sons Securities, Ltd.

We have audited the accompanying statement of financial condition of C. E. Gaye & Sons Securities, Ltd. (the Company) as of December 31, 2008, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of C. E. Gaye & Sons Securities, Ltd. at December 31, 2008 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

DonAngelo and Associates, CPA's P.C.
Melville, New York
February 20, 2009

C. E. Gaye & Sons Securities Ltd.
Statement of Financial Condition
As of December 31, 2008

Assets

Assets:		
Cash	$	33,342
Deposit-Clearance Organization		30,904
Marketable securities, at market value		90,151
Receivable from Clearing Organization		38,252
Prepaid expenses		4,303
Security deposit		1,227
Total Assets	$	198,179

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	12,376
Total Liabilities		12,376
Stockholder's Equity:		
Common Stock, no par value, 200 shares authorized; 20 shares issued and outstanding		105,688
Retained earnings		80,115
Total Stockholder's Equity		185,803
Total Liabilities and Stockholder's Equity	$	198,179

See auditor's report and notes to financial statements

C. E. Gaye & Sons Securities Ltd.
Statement of Income
For the Year Ended December 31, 2008

REVENUES:	
Commissions - clearing broker	$ 217,459
Commissions - mutual funds	114,114
Trading gains and losses	1,123
Interest	4,066
Other Income	1,260
Total Revenues	338,022
EXPENSES:	
Payroll and benefits	213,244
Office Expense	22,786
Travel & Entertainment	13,708
Communications	13,550
Rent	13,022
Auto	8,446
Regulatory Fees	7,051
Commissions	6,894
Professional Fees	6,667
Advertising & Promotion	6,331
Insurance	5,330
Total Expenses	317,029
Income Before Taxes	20,993
Provision for Income Taxes	5,391
Net Income	$ 15,602

See auditor's report and notes to financial statements

C. E. Gaye and Sons Securities Limited
Statement of Changes in Financial Condition
For the Year Ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$15,602
Adjustments to reconcile net cash provided by operating activities	
(Increase) decrease in operating assets:	
Deposit-Clearance Organization	(1,060)
Marketable Securities	(1,048)
Receivable from Clearing Organization	(12,602)
Prepaid expenses	770
Security deposit	452
Increase (decrease) operating liabilities:	
Accounts Payables and Accrued Expenses	1,343
Taxes Payable	200
Total Adjustments	(11,945)
Net cash used in operating activities	3,657
CASH FLOWS FROM FINANCING ACTIVITIES	
Dividend on Common Stock	0
Net cash used in financing activities	0
Increase in cash	3,657
Cash at beginning of the year	29,685
Cash at end of year	$33,342
Income Tax Payments	$5,391

See auditor's report and notes to financial statements.

C. E. Gaye & Sons Securities Ltd.
Statement Of Changes in Stockholders Equity
For the Year Ended December 31, 2008

	Capital Stock		Retained	Total
	Common	Common		Stockholder's
Balance at	Shares	Amount	Earnings	Equity
January 1, 2008	20	$105,688	$64,513	$170,201
Net Income			15,602	15,602
Balance at December 31, 2008	20	$105,688	$80,115	$185,803

See auditor's report and notes to financial statements

C. E. Gaye & Sons Securities Ltd.
Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission
As of December 31, 2008
Schedule 1

Net Capital		
Total Stockholder's Equity	$	185,803
Deductions		
Non-allowable Assets:		
Deposits		1,228
Pre-paid taxes		4,303
		5,531
Net Capital before haircuts on security positions (tentative net capital)		180,272
Haircuts on securities		1,559
Net Capital	$	178,713
Aggregate indebtedness		
Items included in statement of financial condition:		
Total Liabilities	$	12,376
Total Aggregate Indebtedness	$	12,376
Computation of Basic Net Capital Requirement		
Minimum net capital required	$	50,000
Excess net capital	$	128,713
Ratio: Aggregate indebtedness to net capital		0.07:1

There were no material differences between the Computation of Net Capital of the Audited and Unaudited Reports.

See auditor's report and notes to financial statements

NOTES TO FINANCIAL STATEMENT

1. BUSINESS ORGANIZATION AND DESCRIPTION

C. E. Gaye & Sons Securities Ltd. is a registered broker and dealer in securities under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc. The corporation has 200 shares authorized and 20 shares outstanding. The corporation operates in 18 states; however the customer base is primarily the New York metropolitan area. In addition, there are approximately 7 international clients.

2. SIGNIFICANT ACCOUNTING POLICIES

a. Revenues and Expenses:

Commission income and related expenses from securities transactions have been recorded on a trade date basis. Other revenues and expenses are recognized on the accrual basis.

b. Significant Credit Risk and Estimates

C. E. Gaye & Sons Securities Ltd. (the Company) clearing and execution agreement provides that it's clearing firm, First Clearing Corporation's (FCC) credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company.

In accordance with industry practice, FCC records customer transactions on a settlement date basis, which is generally three business days after the trade date. FCC is therefore exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case FCC may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by FCC is charged back to the Company.

The Company, in conjunction with FCC controls off-balance-sheet risk by monitoring the market value and marking securities to market on a daily basis and requiring adjustments of collateral levels. FCC establishes margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

c. Office Furniture, Fixtures, Equipment & Leasehold Improvements

Capitalization policy of depreciation over estimated useful lives subject to minimum cost requirements.

d. Non-direct advertising costs are expensed as incurred.

e. Income Taxes

C. E. Gaye & Sons Securities, Ltd. elected to be taxed as a "C" corporation. The provision for income taxes for 2008 was Federal $3,300 and New York State was $2,091. At December 31, 2008 there was no liability for Federal or New York States taxes.

However, there are no tax positions that the company has that are applicable to FIN48.

e. Statement of Cash Flows

The corporation defines cash in the statement of cash flows as: cash in bank(s).

f. Use of estimates.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. SPECIAL RESERVE ACCOUNT FOR CUSTOMERS

C.E. Gaye & Sons Securities, Ltd. carries no customer accounts and does not process or safe-keep customer funds or securities, and is therefore exempt from Rule 15c3-3 of the Securities and Exchange Commission. All accounts are carried by First Clearing LLC (8-35158).

4. EMPLOYEE BENEFIT PLAN-DEFINED CONTRIBUTION PLAN

C. E. Gaye & Sons Securities, Ltd. provide a simplified employee retirement plan (SEP) which covers an employee and corporate officers. The combined pension plan expense for 2008 was $7,589. It was funded in full in 2008.

The company does not offer compensated absences or post employment benefits to any employee.

5. COMMITMENTS AND CONTINGENCIES

C. E. Gaye & Sons Securities, Ltd. leases its office space under a lease agreement expiring November 1, 2009, requiring annual base rental payments of $14,728 plus adjustment for real estate tax increases.

Minimum payments due under the lease agreements are as follows:

2009	$12,374
2010	0
2011	0

6. MARKETABLE SECURITIES

The Company has adopted the provisions of Financial Accounting Standards No. 157 (SFAS 157) as of January 1, 2008. This standard clarifies the definition of fair value reporting, establishes a framework for measuring fair market value and requires additional disclosures about the use of fair value measurements. To increase consistency and comparability in fair value measurements and related disclosures, the company utilizes a fair hierarchy which prioritizes the inputs to valuation techniques used to make fair into three broad levels.

- Level 1 - quoted prices in active markets for identical securities
- Level 2 – prices determined using other significant observable inputs (included quoted prices for similar securities, interest rates, prepayment spreads, credit risk, etc)
- Level 3 – prices determined using significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

FAS 157 DISCLOSURE

	Investments In Securities
LEVEL 1 – Quotes Prices	$90,151
LEVEL 2 – Other Significant Observable Inputs	0
LEVEL 3 – Significant Unobservable Inputs	0

The Level 1 Investment Securities are comprised of Certificates of Deposit.

7. NET CAPITAL REQUIREMENTS

C. E. Gaye & Sons Securities, Ltd. is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1, and that the operations of the firm may be restricted if its net capital ratio exceeds 10:1. Computation of net capital and net capital ratios is shown on Schedule 1 of this report.

Don Angelo and Associates, CPA's P.C.
150 Broadhollow Road, Suite PH 01
Melville, New York 11747
631 629 4340 Fax 631 629 4339

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To C. E. Gaye Sons & Securities, Ltd.

In planning and performing our audit of the financial statements and supplemental schedules of C. E. Gaye Sons & Securities, Ltd. (the Company) for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by C. E. Gaye & Sons Securities, Ltd., including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or net aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting

principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily indentify all deficiencies in internal control that might be material weakness. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weakness, as defined above. However, we identified a certain deficiency in that we consider to be a significant deficiency and communicated it in writing to management and those charged with governance on February 20, 2009.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used by anyone other these specified parties.

Don Angelo and Associates CPA's PC

Don Angelo and Associates, CPA's P.C.
Melville, New York
February 20, 2009

END